The Board of Directors
Chester Valley Bancorp Inc.:


We consent to incorporation by reference in the registration statements Nos. 33-71736 and 333-42099 on Form S-8 and No. 33-72210 on Form S-3 of Chester Valley Bancorp Inc. of our report dated July 25, 2000, relating to the consolidated statements of financial condition of Chester Valley Bancorp Inc. and subsidiaries as of June 30, 2000, 1999, and 1998, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2000, which appears in the June 30, 2000 annual report on Form 10-K of Chester Valley Bancorp Inc.






/s/ KPMG LLP
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    KPMG LLP
Philadelphia, PA
September 26, 2000